Exhibit 99.1

NewLead Holdings Ltd.

Announces

Granting of Temporary Restraining Order

Against Ironridge Global IV, Ltd.

PIRAEUS, Greece, June 5, 2014 - NewLead Holdings Ltd. (NASDAQ: NEWL) ("NewLead" or the "Company") announced today that on June 3, 2014, the Company was granted a Temporary Restraining Order ("TRO"), against Ironridge Global IV, Ltd. (“Ironridge”) prohibiting the further issuance of common shares in payment of dividends on Series A Preference Shares ("Preference Shares") of NewLead. The TRO is pending the hearing and decision on Petition for Preliminary Injunctive Relief Pending Arbitration.

On June 3, 2014, NewLead filed in the United States District Court, Southern District of New York a Petition for Temporary Restraining Order and Injunction In Aid of International Arbitration Proceedings to prevent the conversion of any Preference Shares of NewLead into NewLead's common shares pursuant to conversion of its outstanding Preference Shares solely held by Ironridge as well as the issuing of any of the Company's common shares to Ironridge.

Previously, NewLead agreed to issue up to $25.0 million in Preference Shares over a period of time, subject to a number of conditions. NewLead subsequently came to believe that Ironridge breached material restrictions on its trading activity, among other things, and notified Ironridge that consequently the transaction documents were no longer valid. To date, Ironridge only advanced proceeds of $2.5 million, in exchange for $5.0 million of Preference Shares.

In May 2014, Ironridge filed an arbitration action pursuant to the provisions of the transaction documents.

The Company intends to pursue its full legal remedy and believes that Ironridge is no longer entitled to conversions of the Preference Shares and has no desire and does not intend to accept any further funds from Ironridge.

About NewLead Holdings Ltd.

NewLead Holdings Ltd. is an international, vertically integrated shipping, logistics and commodity company. NewLead owns three dry bulk vessels, one Handysize vessel and two Panamax vessels and manages three third party tanker vessels, two small bitumen tanker vessels and one Handysize MR product tanker. The Company took delivery of one of the three modern eco-type dry bulk Handysize vessels, the Newlead Albion on May 19, 2014 and expects to take delivery of the other two, one of which is newbuilding, between July and August 2014. The Company has also signed a term sheet for 75% financing to acquire two dry bulk Panamax vessels. Upon completion of the above acquisitions and together with the vessels under management. NewLead is expected to have a fleet of ten vessels, seven owned and three vessels under management. Furthermore, the Company owns a wash plant and a mine in Kentucky, USA and has been granted access to develop and mine another mine, that includes a CSX rail load facility, the Andy Rail Terminal, in Kentucky, USA. NewLead's common shares are traded under the symbol "NEWL" on the NASDAQ Global Select Market. To learn more about NewLead Holdings Ltd., please visit the new website at www.newleadholdings.com.

"Safe Harbor" Statement under the Private Securities Litigation Reform Act of 1995

This press release includes assumptions, expectations, projections, intentions and beliefs about future events. These statements, as well as words such as "anticipate," "estimate," "project," "plan," and "expect," are intended to be ''forward-looking" statements. We caution that assumptions, expectations, projections, intentions and beliefs about future events may vary from actual results and the differences can be material. Forward-looking statements include, but are not limited to, such matters as the creditworthiness of our counterparties, the reliability of reserve reports, our ability to extract or acquire coal to fulfill contracts, the consummation of conditional contracts, future operating or financial results; our liquidity position and cash flows, our ability to borrow additional amounts under our revolving credit facility and, if needed, to obtain waivers from our lenders and restructure our debt, and our ability to continue as a going concern; statements about planned, pending or recent vessel disposals and/or acquisitions, business strategy, future dividend payments and expected capital spending or operating expenses, including dry-docking and insurance costs; statements about trends in the product tanker and dry bulk vessel shipping segments, including charter rates and factors affecting supply and demand; expectations regarding the availability of vessel acquisitions; completion of repairs; length of off-hire; availability of charters; and anticipated developments with respect to any pending litigation. The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management's examination of historical operating trends, data contained in our records and other data available from third parties. Although NewLead believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, NewLead cannot assure you that it will achieve or accomplish these expectations, beliefs or projections described in the forward looking statements. Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including changes in charter rates and vessel values, failure of a seller to deliver one or more vessels, and other factors discussed in NewLead's filings with the U.S. Securities and Exchange Commission from time to time. NewLead expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in NewLead's expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

Investor and Media Relations:

Elisa Gerouki

NewLead Holdings Ltd.

Telephone: + 30 213 014 8023

Email: egerouki@newleadholdings.com